9070 S Rita Road, Suite 1500

Tucson, AZ 85747

Telephone (520) 628-7415

December 19, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010 Attention: Erin Purnell

Re:	Applied Energetics, Inc.
Registration Statement on Form S-3 (Registration No.: 333-292156)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the United States Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. : 333-292156) (the “Registration Statement”) of Applied Energetics, Inc. (the “Company”).

We respectfully request that the Registration Statement become effective as of 4:30 p.m., Eastern time, on Tuesday, December 23, 2025, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with the undersigned by calling (520) 628-7415.

Thank you.

Sincerely,

Applied Energetics, Inc.

By:	/s/ Mary P. O’Hara
	Name:	Mary P. O’Hara
	Title:	General Counsel, Chief Legal Officer and Secretary